As filed with the Securities and Exchange Commission on August 9, 2005
Registration No. 333-126170

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

IVAX CORPORATION

(Exact name of registrant as specified in its charter)

Florida	65-0507804

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Steven D. Rubin, Esq.
Senior Vice President,
General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☒
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy.

PROSPECTUS	SUBJECT TO COMPLETION DATED AUGUST 9, 2005

$193,483,000 1.5% Convertible Senior Notes due 2024
and
8,099,053 shares of Common Stock Issuable Upon Conversion of the Notes

        In February 2005, we issued $193,483,000 aggregate principal amount of our new 1.5% convertible senior notes due 2024 in exchange for certain of our old 1.5% convertible senior notes due 2024. This prospectus will be used by selling security holders to resell, from time to time, the notes received in the exchange and the shares of our common stock issuable upon conversion of those notes, together with the common stock purchase rights associated with our common stock. We will not receive any proceeds from the sale of the securities in this offering.
      The notes are convertible into cash and, if applicable, shares of our common stock, par value $0.10 per share, prior to the stated maturity under the following circumstances:

•	during any fiscal quarter if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period in which the average market price for the notes during that five consecutive trading day period was less than 95% of the average conversion value for the notes during that period;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.
      We will pay interest on the notes semi-annually in arrears on March 1 and September 1 of each year at the rate of 1.5% per annum. The notes will mature on March 1, 2024.
      The notes will be convertible into cash, and if applicable, shares of our common stock based on a conversion rate, subject to adjustment, of 41.85925 shares per $1,000 principal amount of notes (which represents a conversion price of approximately $23.89 per share), subject to adjustment under certain circumstances.
      On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with TEVA Pharmaceutical Industries Limited, an Israeli corporation, and two wholly-owned subsidiaries of TEVA. If we consummate our merger with TEVA, the conversion feature of the notes will be impacted.
      Upon conversion, holders of notes will receive cash and, if applicable, shares of common stock. The aggregate value, which we call the net share conversion value, of the cash and, if applicable, shares of our common stock per $1,000 principal amount of notes will be equal to the product of:

•	the conversion rate then in effect; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion.
      Except as described in the indenture governing the notes, we will deliver the net share conversion value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount, which we call the principal return, equal to the lesser of (1) the aggregate net share conversion value of the notes to be converted and (2) the aggregate principal amount of the notes to be converted;

•	if the aggregate net share conversion value of the notes to be converted is greater than the principal return, an amount in whole shares, which we call the net shares, determined as set forth in the indenture governing the notes, equal to the aggregate net share conversion value less the principal return; and

•	a cash amount in lieu of any fractional shares of our common stock.
      The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness, and junior to all of our existing and future secured indebtedness to the extent of the security therefor.
      The notes trade on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” Market. Our common stock is traded on the American Stock Exchange and the Warsaw Stock Exchange under the symbol “IVX” and on the London Stock Exchange under the Symbol “IVX.L.” On August 8, 2005, the last reported sale price of our common stock on the American Stock Exchange was $25.71 per share.
      Investing in these securities involves significant risks. See “Risk Factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                  , 2005.

Unless otherwise indicated in this prospectus, “IVAX,” “we,” “us” and “our” refer to IVAX Corporation and its subsidiaries.
Easi-Breathe™ and Airmax™ are trademarks of IVAX Corporation and its subsidiaries. All rights reserved. QVAR® is currently a registered trademark of 3M through its subsidiary, Riker Laboratories, Inc.
Share amounts in this prospectus have been adjusted to give effect to the five-for-four stock split on August 24, 2004.

i

SUMMARY
      This summary provides an overview of selected information and does not contain all of the information you should consider. Before making an investment decision, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus, including the financial data and information contained therein.
Company Overview
      We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, Europe and Latin America.
      We market a number of proprietary and brand name products treating a variety of conditions. These products are marketed by our direct sales force to physicians, pharmacies, hospitals, managed care organizations, or MCOs, and government agencies.
      We have substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for bronchial asthma, in metered-dose and dry powder inhaler formulations. Our United Kingdom subsidiary is the third largest respiratory company in that market based on IMS sales data for 2004. At the core of our respiratory franchise are advanced delivery systems, which include a patented breath-activated dose inhaler called Easi-Breathe™ and a patented dry-powder inhaler called Airmax™, as well as conventional metered-dose inhalers. We have pioneered the development of aerosol products that do not contain CFCs (chlorofluorocarbons), chemicals that are believed to be harmful to the environment, which are being phased out on a global basis.
      We are committed to the cost-effective development of proprietary pharmaceuticals directed primarily towards indications having relatively large patient populations or for which we believe limited or inadequate treatments are available, with an emphasis on the development of products in the neurological, oncology and respiratory fields. As part of this strategy, from time to time, we enter into licensing and collaborative alliances, which allow us to exploit our drug development capabilities or provide us with valuable intellectual property and technologies.
      We also market a broad line of brand equivalent pharmaceutical products, both prescription and over-the-counter. In the United States, we manufacture and market approximately 73 brand equivalent prescription drugs in an aggregate of approximately 169 dosage strengths. In the United States, we distribute approximately 168 additional brand equivalent prescription and over-the-counter drugs as well as vitamin supplements. In the United Kingdom, we are a leading provider of brand equivalent pharmaceutical products, marketing approximately 402 brand equivalent drugs, about half of which we manufacture.
      We will seek to add to our portfolio of brand equivalent products by emphasizing the development, licensing and/or marketing of products that, because of one or more special characteristics, such as being difficult to formulate or manufacture, facing regulatory or patent obstacles or having limited sources of raw materials, are less likely to encounter competition.
      We also own approximately 74% of the equity of IVAX Diagnostics, Inc. (AMEX:IVD). IVAX Diagnostics develops, manufactures and markets diagnostics test kits, or assays, and automated systems that are used to aid in the detection of disease markers primarily in the area of autoimmune and infectious diseases. These products are marketed to clinical reference laboratories, hospital laboratories, research institutions and other commercial entities in the United States and in Italy through IVAX Diagnostics’ direct sales force and through independent distributors in other major markets throughout the world.

Our Corporate Information
      We were incorporated in Florida in 1993, as successor to a Delaware corporation formed in 1985. Our executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137. Our telephone number is (305) 575-6000. Our website address is www.ivax.com. Our website is not part of this prospectus.
Recent Developments
      On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with TEVA Pharmaceutical Industries Ltd. providing for us to be merged into a wholly-owned subsidiary of TEVA. Under the terms of the agreement, at the effective time of the merger, shares of our common stock will, at the election of the shareholder, be converted into either $26.00 in cash or 0.8471 ordinary shares of TEVA, which will trade in the United States in the form of American Depository Shares (ADSs). The consideration receivable by our shareholders in the merger is subject to proration such that no more than one-half of such elections are for cash and no more than half are for TEVA ADSs. The completion of the merger is subject to customary conditions, including, among others, the approval of our and TEVA’s shareholders, regulatory approvals, including those relating to antitrust or competition laws and regulations, compliance with the agreement, and no material adverse change to either TEVA or us. The merger agreement also contains certain termination rights for both us and TEVA, and further provides that, upon termination of the agreement under specified circumstances, we may be required to pay TEVA a termination fee of $200.0 million and an expense reimbursement fee of $5.0 million. Due to the potential impact of the merger on certain of our employees, we are planning to implement a retention program for, at a minimum, certain U.S. employees. If the merger is completed the conversion feature of the notes will be impacted. See “Risk Factors — Risks Related to the Notes — We have agreed to be acquired by TEVA, and if TEVA acquires us the conversion feature of your notes will be impacted.”
      The foregoing description of the merger, the merger agreement and the shareholders agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement and the shareholders agreement, copies of which were filed as exhibits to our current report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2005, which is incorporated herein by reference.

The Offering

Securities offered	$193,483,000 aggregate principal amount of 1.5% convertible senior notes due 2024.

Maturity	The notes mature on March 1, 2024, unless earlier redeemed, repurchased or converted.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness and junior to our existing and future secured indebtedness to the extent of the security therefor. The notes are not guaranteed by any of our subsidiaries, and accordingly, are effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of June 30, 2005:

• we had approximately $14.2 million of outstanding secured indebtedness; and

• our subsidiaries had approximately $282.5 million of indebtedness and other obligations, excluding intercompany liabilities and liabilities of the type not required to be reflected on a consolidated balance sheet in accordance with U.S. generally accepted accounting principles, or GAAP.

The notes rank equally with $1,000,000 of our 1.5% convertible senior notes issued on March 3, 2004, $205,517,000 of our 1.5% convertible senior notes issued on February 23, 2005, $333,000,000 of our 1.875% convertible senior notes and $350,000,000 of our 1.5% convertible senior notes due 2025 issued on May 9, 2005 and are senior to $283,900,000 of our 4.5% convertible senior subordinated notes.

Interest	We will pay 1.5% interest per annum on the principal amount of the notes, payable semi-annually in arrears on March 1 and September 1 of each year.

Contingent interest	We will pay contingent interest to holders of notes during any six-month period from March 1 to August 31 and from September 1 to February 28, commencing with the six-month period beginning on March 1, 2011, if the average market price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the notes. The amount of contingent interest payable per note for any relevant six-month period will equal 0.36% per annum of the average market price of a note for the applicable five trading day reference period ending on and including the third trading day immediately preceding the first day of such six-month interest period.

Conversion rights	The notes are convertible into cash and, if applicable, shares of our common stock, par value $0.10 per share, based on a conversion rate, subject to adjustment, of 41.85925 shares per $1,000 principal amount of notes (which represents a conversion price of approximately $23.89 per share), only under the following circumstances and to the following extent:

• during any fiscal quarter, if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

• during any five consecutive trading day period immediately following any five consecutive trading day period (the “Note Measurement Period”) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period;

• if we have called the notes for redemption; or

• upon the occurrence of specified corporate transactions.

Upon conversion, holders of notes will receive cash and, if applicable, shares of our common stock. The aggregate value (the “net share conversion value”) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of notes will be equal to the product of:

• the conversion rate then in effect; and

• the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (the “10-day weighted average price”).

Except as described below, we will deliver the net share conversion value of the notes surrendered for conversion to converting holders as follows:

• a cash amount (the “principal return”) equal to the lesser of:

• the aggregate net share conversion value of the notes to be converted; and

• the aggregate principal amount of the notes to be converted;

• if the aggregate net share conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth in the indenture governing the notes, equal to the aggregate conversion value less the principal return (the “net share amount”); and

• a cash amount in lieu of any fractional shares of our common stock.

If we close our merger with TEVA, the conversion feature of the notes will be impacted.

See “Description of the Notes — Conversion Rights.”

Redemption of notes at our option	On or after March 1, 2011, we may at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes — Optional Redemption by Us.”

Purchase of notes by us at the option of the holder	On each of March 1, 2011, March 1, 2014 and March 1, 2019, holders may require us to purchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. We will pay cash for any notes so repurchased. See “Description of the Notes — Repurchase of Notes at the Option of Holders.”

Right of holder to require us to repurchase notes if a repurchase event occurs	If a repurchase event occurs, as provided in the indenture governing the note and as described in this prospectus, such as the closing of our merger with TEVA, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

See “Description of the Notes — Holders May Require Us to Repurchase Their Notes Upon a Repurchase Event.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of the Notes — Events of Default.”

Use of proceeds	We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling security holders.

Listing and trading	The notes trade on the PORTAL Market. Our common stock is listed on the American Stock Exchange and on the Warsaw Stock Exchange under the symbol “IVX,” and on the London Stock Exchange under the symbol “IVX.L.”

Material U.S. federal tax considerations	The notes will be treated as “contingent payment debt instruments” under the Treasury Regulations. As a result, you will be required to accrue interest on a constant yield to maturity basis at a rate equal to 7.0%, which is comparable to the rate at which we would borrow in a non-contingent, non-convertible borrowing. As a result, you will generally be required to include amounts in income, as ordinary income, in advance of the receipt of cash or other property attributable to the notes. The amount of interest income required to be included by you for each year will generally be in excess of the yield to maturity of the notes. In addition, you will generally recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain; any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. See “Material U.S. Federal Income Tax Consequences.”

Risk factors	In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk Factors.”
Ratio of Earnings to Fixed Charges
      The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 2000, 2001, 2002 and 2003 and for the year ended December 31, 2004 and the six months ended June 30, 2005 on an actual and proforma basis.

							For the Six Months
	For the Years Ended December 31,						Ended June 30,

					2004	2004	2005	2005
	2000	2001	2002	2003	Actual	Proforma(1)	Actual	Proforma(1)

Ratio of earnings to fixed charges	11.0x	7.9x	4.4x	4.1x	5.6x	4.9x	6.0x	5.2x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2004 and the six months ended June 30, 2005 has been adjusted on a proforma basis assuming the $350.0 million principal amount of notes we issued on May 9, 2005 were outstanding since January 1, 2004.

RISK FACTORS
      You should carefully consider the risks described below before making a decision to invest in the notes. You should also consider the other information included or incorporated by reference in this prospectus before making a decision to invest in the notes.
Risks Related to Our Business
We depend on our development, manufacture and marketing of new products for our future success.
      Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and brand equivalent versions of pharmaceutical products that do not infringe any valid patents. Generally, the commercial marketing of pharmaceutical products depends upon:

•	continually developing and testing products;

•	proving that new products are safe and effective in clinical trials;

•	proving that there is no significant difference in the rate and extent to which the active ingredient in the brand equivalent product becomes available at the site of drug action as compared to the brand name version; and

•	receiving requisite regulatory approval for all new products.
      Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

•	any of our products presently under development, if and when fully developed and tested, will perform as we expect;

•	we will obtain necessary regulatory approvals in a timely manner, if at all; or

•	we can successfully and profitably produce and market any of our products.
Future inability to obtain components and raw materials or products could seriously affect our operations.
      Some components and materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in some cases we have listed only one supplier in our applications with the Food and Drug Administration, or FDA, and foreign governmental authorities. This includes products that have historically accounted for a significant portion of our revenues, including paclitaxel. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials, or products on a timely basis or at commercially reasonable prices. In addition, from time to time, certain of our outside suppliers have experienced regulatory or supply-related difficulties that have adversely impacted their ability to deliver products to us, causing supply delays or interruptions of supply. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or we are required to qualify a new supplier, our revenues, profit margins and market share for the affected product could decrease, as well as delay our development and sales and marketing efforts.
      Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties and required government clearances. Acts of governments outside the United States may affect the price or availability of raw materials needed for the development or manufacture of our products. In addition, recent changes in patent laws in jurisdictions outside the United States may make it increasingly difficult to obtain raw materials for research and development prior to the expirations of the applicable United States or foreign patents.
A relatively small group of products and customers may represent a significant portion of our net revenues or net earnings from time to time. If the volume or pricing of any of these products declines or we lose customers, it could have a material adverse effect on our business, financial condition and results of operations.
      Sales of a limited number of our products often represent a significant portion of our net revenues or net earnings. This has been particularly relevant when a product has enjoyed a period of generic marketing exclusivity under the Hatch-Waxman Act as the first Abbreviated New Drug Application, or ANDA, to be filed containing a paragraph iv certification for the listed patent. If the volume or pricing of our largest selling products declines in the future, our business, financial condition and results of operations could be materially adversely affected.
      A significant portion of our net revenues are derived from sales to a limited number of foreign and domestic customers. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on our business, financial condition and results of operations. Further, some distributors of our products have been reported to have experienced financial difficulties. Any economic difficulties faced by significant customers could have a material adverse effect on our business, financial condition and results of operations.
We depend on our patents and proprietary rights and cannot be certain of their confidentiality and protection.
      Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or void the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.
      We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products or result in claims for substantial damages.
      The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the brand equivalent version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.
      Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.
      The outcome of patent litigation is difficult to predict because of the uncertainties inherent in litigation. Our results of operations, financial condition and cash flows could be adversely affected by a delay in obtaining FDA approval to market our products as a result of patent litigation, a delay in obtaining judicial decisions in such litigation, the expense of litigation whether or not we are ultimately successful, the diversion of the attention of management and our technical personnel as a result of the litigation, or an adverse outcome in such litigation. Litigation could prevent us from selling affected products, result in substantial damages or result in the payment of a substantial settlement amount.
      Moreover, we often encounter substantial delays in obtaining judicial decisions in connection with patent litigation. During such delays, additional competition may arise, the brand product may be offered as a licensed generic or an over-the-counter, or OTC, product, other brand products may be introduced and promoted to prescribers instead of or in addition to the brand product, additional exclusivities may be awarded to the brand product, additional patents that cover the brand product may be issued or be listed in the Orange Book, the labeling of the brand product may change or other matters occur that could delay brand equivalent competition or lessen our economic opportunity for our product.
      Because we could invest a significant amount of time and expense in the development of our brand equivalent pharmaceutical products only to be subject to significant additional delays and changes in the economic prospects for our product, we may consider seeking to commercialize our product prior to final resolution of the pending litigation. The risk involved in marketing products prior to final resolution of the litigation can be substantial because the remedies available to the owner of a patent for infringement could include, among other things, damages measured by the profits lost by the patent owner and not by the profits earned by the infringer. Because of the discount pricing typically involved with brand equivalent pharmaceutical products, patented brand products generally realize a significantly higher profit margin than brand equivalent pharmaceutical products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. This profit differential can act as a disincentive to the patent owner to settle patent litigation on terms that could allow our products to be marketed upon the settlement of such litigation. However, in order to realize the economic benefits of some of our products, we may decide to risk an amount, which exceeds the profit we anticipate making on our product, or even the selling price for such product.

We may not be able to use raw materials purchased or inventories of products made in advance of final approvals or satisfactory resolution of patent litigation.
      From time to time, we purchase raw materials and make commercial quantities of our product candidates prior to the date that we receive FDA final marketing approval or satisfactory resolution of the patent infringement litigation, if any, relating to such product candidates. Purchase of raw materials and production of pre-launch inventories involve the risks that such product(s) may not be approved for marketing by the FDA on a timely basis or ever, that the results of related litigation may not place us in a position to launch a product or that we may not be able to find alternative uses for such materials or inventory. If any of these events were to occur or the launch of such products is significantly postponed, we may be required to reassess the net realizable value of the related raw materials or inventory and could, in such case, incur a charge, which may be significant, to write down the value of such materials or inventory. As of June 30, 2005, we had approximately $28.6 million of inventories, primarily raw materials, related to certain products pending final approval and/or satisfactory resolution of litigation. During the six months ended June 30, 2005, we reclassified $17.1 million of pre-launch inventory to long-term assets, since the inventory is not expected to be saleable in the next year. The vendor however, has an obligation to refresh the inventory if it is expired when we are ready to launch. Depending upon the outcome of patent litigation, we may not be able to launch the product until 2011. This amount will be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.
Our net revenues and profits will be negatively impacted if we are unable to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated.
      As part of our ongoing business strategy we enter into collaborative alliances and license arrangements, which permit us to reduce our development costs and often involve the receipt of an up-front payment, payment of fees upon completion of certain development milestones and also provide for royalties based upon sales of the products after successful development. We have received significant payments in the past from these arrangements and expect that payments from these arrangements will continue to be an important part of our business. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon:

•	our ability to continue to enter into collaborative alliances and license agreements, which provide for up-front payments, milestone payments and royalties;

•	our ability to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated; and

•	our ability to achieve the milestones specified in our license and development agreements.
If we are unsuccessful in our collaborations or licensing arrangements our operating results could suffer.
      We have made investments in certain collaborations and licensing arrangements and may use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of ours in certain markets. In many instances, we will not control these collaborations or the commercial exploitation of the licensed products, and cannot assure you that these ventures will be profitable.
Our research and development expenditures will negatively impact our earnings in the short term.
      We spent approximately $141.6 million during 2004 and $69.6 million during the six months ended June 30, 2005, on our research and development efforts. We may in the future increase the amounts we spend on research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of commercially successful products.

Disruption of production at our principal manufacturing facility could have a material adverse effect on our business, financial condition and results of operations.
      Although we have other facilities, a significant amount of our brand equivalent products are produced at our largest manufacturing facility in Puerto Rico. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial condition and results of operations.
Our acquisitions may reduce our earnings, be difficult for us to combine into our operations or require us to obtain additional financing.
      In the ordinary course of our business we evaluate potential business acquisition opportunities, some of which may be material. We seek acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets, and add critical mass. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

•	fail to accomplish our strategic objectives;

•	not be successfully combined with our operations;

•	not perform as expected; and

•	expose us to cross-border risks.
      Although we generally seek acquisitions that we believe will be accretive to our per share earnings, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant amortization expense of intangible assets. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.
We may be unable to manage our growth.
      Over the past five years, our businesses and product offerings have grown substantially. This growth and expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must continue to (i) expand our operational, customer support and financial control systems and (ii) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.
A number of internal and external factors have caused and may continue to cause the market price of our stock to be volatile.
      The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the future market price of our common stock, including without limitation:

•	our or our competitors’ announcement of technological innovations or new commercial products;

•	changes in governmental regulation;

•	our or our competitors’ receipt of regulatory approvals;

•	our or our competitors’ developments relating to patents or proprietary rights;

•	publicity regarding actual or potential medical results for products that we or our competitors have under development;

•	period-to-period changes in financial results;

•	the integration of people, operations and products from acquisitions;

•	market acceptance of existing or new products and prices;

•	currency rate fluctuations;

•	changes in our research and development budget which is influenced, in part, by the timing of our clinical trials and regulatory proceedings related to our products in development;

•	the timing of orders from distributors and mix of sales among our customers; and

•	developments relating to TEVA or our proposed merger with TEVA.

Sales of our products may be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.
      A significant amount of our sales are made to a relatively few foreign and domestic drug wholesalers, retail drug chains, managed care purchasing organizations, mail order and hospitals. These customers represent an essential part of the distribution chain of pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. Our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors. In addition, many of the major pharmaceutical distributors have experienced downturns and financial constraints which could impact both our sales and the collectibility of our receivables and cause greater consolidation among our customers. The result of these developments may have a material adverse effect on our business, financial condition and results of operations.
Political and economic instability and foreign currency fluctuations may adversely affect the revenues generated by our foreign operations.
      Our foreign operations may be affected by the following factors, among others:

•	political and/or economic instability in some countries in which we currently do business or may do business in the future through acquisitions or otherwise;

•	uncertainty as to the enforceability of, and government control over, commercial rights;

•	expropriation by foreign governmental entities;

•	limitations on the repatriation of investment income, capital and other assets;

•	currency exchange fluctuations and currency restrictions; and

•	other adverse regulatory or legislative developments.
      We sell products in many countries that are susceptible to significant foreign currency risk. We sell many of these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. Additional foreign acquisitions may increase our foreign currency risk and the other risks identified above.
      In particular, Venezuela, where we have operations, was considered a hyperinflationary economic environment through June 30, 2001. Although Venezuela is no longer considered hyperinflationary, its economy continues to experience high inflation rates and devaluation of its currency and could again become hyperinflationary in the near term. The continuing political instability in Venezuela may adversely impact our Venezuelan operations and our consolidated earnings. Approximately 17% of our net revenues for the six months ended June 30, 2005 were attributable to our Latin American operations.
Increased indebtedness may impact our financial condition and results of operations.
      On June 30, 2005, we had approximately $1.4 billion of consolidated indebtedness. We are likely to incur additional indebtedness in the future, in connection with acquisitions or otherwise. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

•	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.
      General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $77.5 million of cash flow from operations would be required during the twelve months ended June 30, 2006, to discharge our obligations on our indebtedness outstanding as of June 30, 2005. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned research and development expenditures.
      These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.
We may be unable to fund amounts due upon conversion or repurchase of our “net share settlement” indebtedness.
      As of June 30, 2005, we had approximately $1.1 billion of outstanding indebtedness containing a “net share settlement” mechanism. Upon conversion of that indebtedness, we are required to pay the holder an amount in cash equal to the lesser of the principal amount of the debt and the then applicable net share conversion value. In addition, on specified dates holders of such indebtedness may require us to repurchase it for an amount equal to 100% of its principal amount plus accrued but unpaid interest. We may not have sufficient funds at any such time to make the required principal payment upon conversion of our “net share settlement” indebtedness or to repurchase that indebtedness when and if required, and we may not be able to raise sufficient funds to satisfy that obligation. Our failure to pay the required amounts on conversion of any of our “net share settlement” notes when converted or to repurchase any of the notes when we are required to do so would result in an event of default with respect to the notes, which could result in the entire outstanding principal balance and accrued but unpaid interest on all of the notes being accelerated and could also result in an event of default under our other outstanding indebtedness.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.
      Based on industry practice in the United States, brand equivalent product manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, we give our customers credits on our brand equivalent products that our customers hold in inventory after we have decreased the market prices of the same brand equivalent products. If new competitors enter the marketplace and significantly lower the prices of any of their competing products, we would likely reduce the price of our product. As a result, we would provide significant credits to our customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates.
There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.
      The consolidated and condensed consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.
The impact of new accounting principles could have a material adverse effect on our financial position or results of operations.
      We currently account for stock options granted to employees under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under this standard, no compensation cost is recorded for stock options granted to employees at fair market value on the date of grant. The Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), or SFAS No. 123R, “Share-Based Payment,” which addresses the accounting for transactions in which an entity exchanges it equity instruments for goods or services. We expect to adopt SFAS No. 123R for our year ending December 31, 2006. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It requires compensation costs related to share-based payment transactions to be recognized in the financial statements. We expect that under the modified prospective method of adoption, during 2006 we will be required to record additional compensation expense of approximately $5.9 million for unvested awards that were outstanding as of June 30, 2005. We also expect that compensation expense will be required to be recorded for future awards of share-based payments.
      On September 30, 2004, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” concluding that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts presented for comparative purposes to be restated utilizing a transition method. The transition method agreed upon by the EITF is a modified restatement approach that results in a company applying the consensus to the terms of the security at the adoption date. As such, if the terms of the security are changed prior to the adoption date, it is the changed terms to which the consensus is applied. We adopted the consensus in the fourth quarter of 2004. The impact of adoption has reduced our reported diluted earnings per share for each of the three month periods ended March 31, 2004, June 30, 2004 and December 31, 2004 by $0.01 per share and for the year ended December 31, 2004 by $0.03 per share and there was no impact on the prior year’s reported diluted earnings per share. On February 23, 2005, we completed our offer to exchange our 1.5% convertible senior notes due 2024, or Old 1.5% Notes, which are affected by EITF Issue No. 04-8. The purpose of the offer was to change the conversion settlement provisions of the Old 1.5% Notes. By committing to pay up to the principal amount of the 1.5% convertible senior notes due 2024, or New 1.5% Notes, in cash upon conversion, we believe we will be able to account for the New 1.5% Notes under the “treasury stock” method, which is generally expected to be less dilutive to earnings per share than the “if-converted” method prescribed by EITF Issue No. 04-8. The “treasury stock” method only requires inclusion of the shares to be delivered upon conversion if our common stock is trading at a price in excess of the conversion price based on the average trading price during the preceding quarter and then only to the extent the conversion value is greater than the principal amount of the New 1.5% Notes. We generally expect that since fewer shares will be included in the number of fully diluted shares outstanding under the New 1.5% Notes based on this calculation than would be included for the Old 1.5% Notes under the “if-converted” method, when dilutive, our diluted earnings per share will be greater.
      These and other new accounting principles adopted in the future may have a material adverse effect on our financial position or results of operations.
We may be exposed to product liability claims and there can be no assurance of adequate insurance.
      Like all pharmaceutical companies, the testing, manufacturing and marketing of our products may expose us to potential product liability and other claims resulting from their use. We have been named as a defendant in numerous cases in which a plaintiff alleges personal injury resulting from the use of our products. If any such claims against us are successful, we may be required to make significant compensation payments and suffer the associated adverse publicity. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources. We maintain product liability insurance, but there can be no assurance that our insurance will cover all future claims or that we will be able to maintain existing coverage or obtain additional coverage at reasonable rates. Our 2005 product liability insurance policy is more expensive with significantly less coverage and higher deductibles than in previous years. If a claim is not covered or if our coverage is insufficient, we may incur significant liability payments that would negatively affect our business, financial condition or results of operations.
Investigations of the calculation of average wholesale prices and allegations of anticompetitive generic drug pricing may adversely affect our business.
      Many government and third party payors, including Medicare, Medicaid, health maintenance organizations and managed care organizations, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price, or AWP. In the past several years, state, local and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, in which they have suggested that reporting of inflated AWP’s have led to excessive payments for prescription drugs. A number of states, counties and municipalities have sued us and certain of our subsidiaries, as well as numerous other pharmaceutical companies, alleging, among other things, that we and the other defendants inflated the price of products paid for by the governmental agency through alleged fraudulent promotion, marketing and sales practices. Several of the suits also allege that we did not report to the states our best price for certain products under the Medicaid program. Each of these suits alleges, among other things, deceptive trade practices and fraud and seeks monetary and other relief, including civil penalties and treble damages.
      The Secretary of State for Health in the United Kingdom has filed suit against certain of our United Kingdom subsidiaries and several other pharmaceutical companies alleging that certain of their actions adversely affected competition in the sale and supply of warfarin, penicillin and ranitidine. The Serious Fraud Office in the United Kingdom is also conducting a criminal investigation into the actions of these companies and their executives, including certain of our United Kingdom subsidiaries and prior executives regarding these allegations. There may be further allegations covering additional products. The civil claims seek damages against all defendants in excess of $245 million, plus interests and costs.
      Although we believe that we have valid defenses to these claims, there can be no assurance as to the outcome of these matters, and a loss in any of these cases, or in similar cases which may be brought in the future, could materially and adversely affect future results of operations or our financial position. Additionally, whether or not we are ultimately successful in these claims, defending against the growing number of these suits, the expense of litigation, and the diversion of the attention of management will also have an adverse affect on our results of operations.
Compliance with governmental regulation is critical to our business.
      Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. Our inability or delay in receiving, or the loss of any regulatory approval could have a material adverse effect on our results of operations. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the extremely high level of regulatory oversight result in a continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with regulatory requirements.
      The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business, financial condition and results of operations.
      We cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third party approvals to manufacture, market and ship our products. Consequently, there is always a risk that we will not obtain FDA or other necessary approvals, or that the rate, timing and cost of such approvals, will adversely affect our product introduction plans or results of operations. We carry inventories of certain products in anticipation of launch and if such products are not subsequently launched or are not launched when anticipated, we may be required to write-off the related inventory.
The concentration of ownership among our executive officers and directors may permit those persons to influence our corporate matters and policies.
      As of May 31, 2005, our executive officers and directors had or shared voting control over approximately 23.5% of our common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.
Rising insurance costs could negatively impact profitability.
      The cost of insurance, including director and officer, workers compensation, property, product liability and general liability insurance, rose significantly in the past several years and could continue to increase in 2005. Additionally, insurers are continually excluding certain products from product liability coverage. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a negative impact on our results of operations, financial position and cash flows.
We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.
      We have in place a shareholder rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us 1.1719 of a share of our common stock at a price of $9.60 per 1.1719 of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.
We will be exposed to risks relating to evaluations of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are spending a substantial amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and the American Stock Exchange rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent registered public accounting firm. We have expended and expect to continue to expend significant resources and management time documenting and testing our internal control systems and procedures. This process has been complicated by the decentralized nature of our operations and information systems. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to maintain an effective internal control environment could have a material adverse effect on the market price of our stock.
      In addition, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.
      The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to Our Industry
Legislative proposals, reimbursement policies of third parties, cost containment measures and health care reform could affect the marketing, pricing and demand for our products.
      Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which could result in lower prices and a reduced demand for our products:

•	the trend toward managed health care in the United States;

•	the growth of organizations such as HMOs and MCOs;

•	legislative proposals to reform health care and government insurance programs; and

•	price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.
      These cost containment measures and health care reform proposals could affect our ability to sell our products.
      The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products could reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.
Marketed pharmaceutical products are subject to significant regulation in the United States.
      In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.
      The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.
      Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.
      Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.
If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through their legislative and regulatory efforts, our sales of brand equivalent products may suffer.
      Many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay brand equivalent competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for additional years or otherwise delay the launch of brand equivalents products;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation; and

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand equivalent drugs, which could have an impact on products that we are developing.
      If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through these or other means, our sales of brand equivalent products may decline. If we experience a material decline in brand equivalent product sales, our results of operations, financial condition and cash flows will suffer.
Risks Related to the Notes
The notes are unsecured and contain no financial covenants.
      The notes are unsecured. The indenture does not restrict our ability to incur additional debt, including secured debt. At June 30, 2005, we had $14.2 million of secured indebtedness. Any indebtedness incurred by us in the future may be secured. The notes are subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. In addition, the indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the indenture contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but which would not constitute a “repurchase event” permitting holders to require us to repurchase their notes under the indenture.
The notes are effectively subordinated to the liabilities of our subsidiaries.
      Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization and, therefore, the right of the holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. The notes are not guaranteed by our subsidiaries and our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. At June 30, 2005, our subsidiaries had approximately $282.5 million of indebtedness and other obligations, to which the notes would be effectively subordinated.
We may not be able to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.
      In certain circumstances you may require us to repurchase all or a portion of your notes in cash. In addition, upon conversion of the notes, we are obligated to satisfy our conversion obligation up to the principal amount of the notes in cash. If you were to require us to repurchase your notes, including following a change in control or other event that constitutes a repurchase event, or at your option on March 1, 2011, March 1, 2014 and March 1, 2019 or you were to convert your notes, we cannot assure you that we will be able to pay the amount required. Our ability to repurchase the notes is subject to our liquidity position at the time, and may be limited by law, by the indenture, and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. In addition, if we did not have sufficient cash to meet our obligations, while we could seek to obtain third-party financing to pay for any amounts due in cash upon such events, we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. Our failure to repurchase the notes or make the required payments upon conversion would constitute an event of default under the indenture under which we will issue the notes, which might constitute a default under the terms of our other indebtedness at that time.
The inclusion of the common stock underlying the notes will affect our earnings per share calculation.
      As of September 30, 2004, the EITF concluded that issuers of contingently convertible notes must retroactively and prospectively report the earnings per share impact of their contingently convertible notes on an “if-converted” accounting basis, regardless of whether the contingencies to conversion of the notes have been met. The net share conversion value of the notes minus the principal return on the notes will be contingently convertible into shares of our common stock and, in accordance with the EITF’s decision will, to that extent, be included in our diluted earnings per share calculation. Any reduction in our earnings per share related to the inclusion of the shares underlying the notes pursuant to the new EITF decision could have an adverse impact on the price of our common stock.
The price of the notes may fluctuate significantly as a result of the volatility of the price of our common stock.
      Because the net share conversion value of the notes is based upon the value of our common stock, volatility of, depressed prices for and other factors affecting our common stock could have a similar effect on the trading prices of the notes. The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock and the notes may fluctuate substantially due to a variety of factors, including:

•	the integration of people, operations and products from acquisitions;

•	our ability to introduce, develop and market new products successfully;

•	market acceptance of existing or new products and prices;

•	competitive product introductions;

•	currency rate fluctuations;

•	changes in our research and development budget which is influenced, in part, by the timing of our clinical trials and regulatory proceedings related to our products in development;

•	our ability to manufacture, market and distribute our products efficiently;

•	our ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues;

•	the timing of orders from distributors and mix of sales among our customers; and

•	developments relating to TEVA or our proposed merger with TEVA.

      In addition, if you convert any notes, the value of any common stock you receive above the principal return may fluctuate significantly.
The conversion rate of the notes may not be adjusted for all dilutive events.
      The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.
You may only convert the notes if certain conditions are met.
      The notes are convertible into a combination of cash and shares of our common stock, if any, by you only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.
The net share settlement feature of the notes may have adverse consequences.
      The net share settlement feature of the notes, as described under “Description of the Notes — Conversion Rights — Payment Upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the net share conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.
      If convertible, the net share conversion value that you will receive upon conversion of the notes will be equal to the product of the conversion rate then in effect and the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day after the day the notes are tendered for conversion. Accordingly, you will not be able to determine the net share conversion value at the time you tender your notes for conversion. Except as described in the indenture governing the notes, we will pay the net share conversion value in cash, up to the principal amount of the notes being converted, and the residual net share conversion value, if any, in shares of our common stock valued at this 10-day weighted average price per share. The indenture relating to the notes provides for adjustments to the conversion rate only in certain circumstances.
Conversion of the notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.
      The conversion of some or all of the notes may dilute the ownership interests of existing shareholders, including holders who have previously converted their notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.
An adverse rating of the notes may cause their trading price to fall.
      If a rating agency rates the notes, it may assign a rating that is lower than investors’ expectations. Rating agencies also may lower any such ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.
We intend to treat the notes as “contingent payment debt instruments” for United States federal income tax purposes.
      As a result of this treatment, each year you will generally be required to include in income, as ordinary income, amounts significantly in excess of the stated interest that is payable on the notes each year. In addition, any gain recognized upon a sale, exchange, conversion or redemption of a note will be ordinary income and any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury Regulations governing contingent payment debt instruments, and if our treatment was successfully challenged by the Internal Revenue Service, it could significantly alter the amount, timing, character and treatment of income, gain or loss you recognized in respect of the notes from that which is described in this offering memorandum. In addition, if the Internal Revenue Service challenged our determination of the “comparable yield” for purposes of these Treasury Regulations, the redetermined yield on the notes could be materially greater or less than the comparable yield provided by us, resulting in a projected payment schedule that could differ materially from the projected payment schedule provided by us. See “Material U.S. Federal Income Tax Consequences.”
You may have to pay taxes with respect to distributions on our common stock that you do not receive.
      The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes — Conversion Rights.” If the conversion rate is adjusted, you generally would be deemed to have received a constructive distribution from us, resulting in ordinary income to you for United States federal income tax purposes, even though you would not receive any cash related to that adjustment and even though you might not exercise your conversion right. See “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Constructive Dividends on the Notes.”
If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.
      Although the notes trade on the PORTAL Market, there is not an established trading market for the notes and we cannot assure you that an active trading market will develop for the notes or if one develops, how liquid it will be. To the extent that an active trading market does not develop, a holder may not be able to resell the notes or may only be able to sell them at a substantial discount.
Additional issuances of equity securities by us would dilute the ownership of our existing shareholders and may depress the trading price of the notes.
      We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of our product offerings or operations or for other purposes. To the extent we issue additional equity securities, the percentage ownership into which the notes would convert may be reduced.

We have agreed to be acquired by TEVA, and if TEVA acquires us the conversion feature of your notes will be impacted.
      On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with TEVA under which we will be merged into a wholly-owned subsidiary of TEVA. If the transactions contemplated by the merger agreement are consummated then, upon the terms and subject to the conditions of the merger agreement, we will be acquired by TEVA, and the conversion feature of the notes will be impacted.
FORWARD-LOOKING STATEMENTS
      This prospectus contains or incorporates by reference forward-looking statements. Generally, these statements can be identified by the use of terms such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “anticipate,” “should,” “may,” “will” and similar expressions. Forward-looking statements may include statements about:

•	our intention to generate growth through the introduction of new proprietary drugs, the expanded sale and distribution of our current products, the acquisition of new businesses and products, and strategic collaborations;

•	our intention to generate growth through discovering and developing and/or acquiring new products, developing and marketing selected brand equivalent pharmaceuticals, leveraging proprietary technology and development strengths, acquiring new businesses and products, and expanding sales and distribution of our proprietary and branded products;

•	the ability of our research programs to develop improved forms of drugs, novel compounds and new delivery systems;

•	our ability to acquire additional manufacturing and distribution capabilities, including in Asia, Europe and Latin America;

•	our ability to establish additional joint ventures and distribution channels, including in Asia;

•	our ability to integrate operations and exploit opportunities among our subsidiaries;

•	our capacity to become a worldwide leader in the bronchial asthma market;

•	our ability to capitalize on current relationships in the oncology market to market new brand equivalent biotech drugs and our commercialization of Xorane™ and other oncology products;

•	our ability to identify, acquire and successfully integrate new acquisitions of companies or products;

•	the ability of our new patented oral administration system to provide patients effective doses of paclitaxel with more convenience and reduced side effects and the applicability of this system to other chemotherapeutic agents;

•	our ability to develop our breath-operated inhaler for use with various compounds;

•	our ability to market CFC-free albuterol;

•	our ability to develop and market TP-38 for recurrent glioblastoma;

•	our ability to further develop CFC-free inhalation aerosol products;

•	our ability to develop and market etiprednol dicloacetate;

•	our ability to develop a corticosteroid with minimal side effects to treat bronchial asthma and inflammatory diseases of the large intestine;

•	our ability to develop new formulations and obtain marketing authorizations which will enable us to be the first, or among the first, to launch brand equivalent products;

•	our ability to establish and maintain the bioequivalency and efficacy of our brand equivalent products;

•	our ability to develop and market products to treat cystic fibrosis and recurrent glioblastoma;

•	our ability to further develop and market talampanel or other compounds for the treatment of epilepsy, Parkinson’s disease, multiple sclerosis, glioblastoma or other neurological diseases;

•	our ability to develop and market our soft steroid compound for inflammatory bowel diseases, bronchial asthma and allergic rhinitis;

•	our ability to develop and market loteprednol etabonate for the treatment of allergic rhinitis and dermatological conditions;

•	our ability to supplement our portfolio of brand equivalent products by emphasizing the development of selected brand equivalent products;

•	our ability to develop or license proprietary products for indications having large patient populations, or for which limited or inadequate treatments exist;

•	our capacity to accelerate product development and commercialization by in-licensing products and by developing new dosage forms or new therapeutic indications for existing products;

•	anticipated trends in the pharmaceutical industry and the effect of technological advances on competition;

•	our ability to reduce our backlog and efficiently manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	our ability to repay cash amounts due upon the conversion or mandatory repurchase of certain of our indebtedness;

•	our ability to obtain and maintain FDA approval of our manufacturing facilities, the failure of which could result in production stoppages or delays;

•	our estimates regarding the capacity of our facilities;

•	our intention to fund 2005 capital expenditures and research and development from existing cash and internally generated funds;

•	our estimates, judgments, and assumptions used in preparing our financial statements;

•	our ability to maintain the adequacy of our internal controls in order for us to continue complying with Section 404 of the Sarbanes-Oxley Act;

•	uncertainties regarding the outcome and timing of pending investigations and litigation, particularly those related to Hatch-Waxman exclusivity and patent infringement cases;

•	our ability to pay interest on the notes;

•	our ability to pay principal on the notes at maturity, redemption, repurchase or upon conversion;

•	our proposed merger with TEVA;

•	our relationships and/or agreements with third parties, including distributors, manufacturers, suppliers and customers including whether those relationships may be impacted by our announcement of our proposed merger with TEVA;

•	our ability to retain and hire qualified employees in light of the pending merger with TEVA and costs incurred in implementing an appropriate retention plan; and

•	other matters.

      These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the cautionary information set forth under the heading “Risk Factors” beginning on page 7.
      We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 2000, 2001, 2002 and 2003 and for the year ended December 31, 2004 and the six months ended June 30, 2005 on an actual and proforma basis.

							For the Six Months
	For the Years Ended December 31,						Ended June 30,

					2004	2004	2005	2005
	2000	2001	2002	2003	Actual	Proforma(1)	Actual	Proforma(1)

Ratio of earnings to fixed charges	11.0x	7.9x	4.4x	4.1x	5.6x	4.9x	6.0x	5.2x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2004 and the six months ended June 30, 2005 has been adjusted on a proforma basis assuming the $350.0 million principal amount of notes we issued on May 9, 2005 were outstanding since January 1, 2004.
      The ratio of earnings to fixed charges was calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (6%) estimated by management to be the interest component of such rentals.
USE OF PROCEEDS
      We will not receive any proceeds from the sale by the selling security holders of the notes or the shares of our common stock issuable upon conversion of the notes.
SELLING SECURITY HOLDERS
      We initially issued the notes to the initial purchaser who then sold the notes in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes.
      No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus, as applicable, to include additional selling security holders upon request and upon provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

      The following table sets forth information about each selling security holder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling security holder and the number and percentage of common stock beneficially owned and being offered by the selling security holder. Unless otherwise indicated below, to our knowledge, none of the selling security holders nor any of their affiliates, officers, directors or principal entity holders has held any position or office or has had any material relationship with us within the past three years.

	Principal
	Amount of
	Notes		Number of Shares
	Beneficially		of Common Stock
	Owned and	Percentage of	Beneficially	Percentage of
	Offered	Notes	Owned and	Common Stock
Name of Selling Security Holder	Hereby	Outstanding	Offered Hereby	Outstanding(1)

BP Amoco PLC Master Trust(5)	$2,309,000	1.19%	**	*
Bancroft Convertible Fund, Inc.	1,250,000	*	**	*
Consulting Group Capital Markets Fund(5)	614,000	*	**	*
Ellsworth Convertible Growth and Income Fund, Inc.	1,250,000	*	**	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund(3)	16,750,000	8.66%	**	*
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund(3)	1,800,000	*	**	*
Fidelity Puritan Trust: Fidelity Balanced Fund(3)	10,000,000	5.17%	**	*
Grace Convertible Arbitrage Fund, Ltd.(6)	3,000,000	1.55%	**	*
Hotel Union & Hotel Industry of Hawaii Pension Plan(5)	456,000	*	**	*
Institutional Benchmarks Master Fund Ltd.(5)	1,635,000	*	**	*
KBC Financial Products USA, Inc.(2)	300,000	*	**	*
MLQA Convertible Securities ARB LTD.(7)	500,000	*	**	*
Pacific Life Insurance Company(3)	500,000	*	**	*
Partners Group Alternative Strategies PCC LTD	20,000	*	**	*
Sphinx Convertible Arb Fund SPC(5)	1,269,000	*	**	*
SSI Blended Market Neutral L.P.(5)	1,242,000	*	**	*
SSI Hedge Convertible Market Neutral L.P.(5)	871,000	*	**	*
Travelers Series Convertible Bond Portfolio(3)	500,000	*	**	*
UBS AG London F/ B/ O HFS(3)	2,000,000	1.03%	**	*
UBS AG London F/ B/ O USSY(3)	2,000,000	*	**	*
UBS Securities LLC(2)	32,300,000	16.69%	**	*
Viacom Inc Pension Plan Master Trust(5)	63,000	1.03%	**	*
Any other holder of notes or future transferee, pledgee, donee, or successor of any such holder(4)	112,854,000	58.56%	**	*
Total amount of securities offered hereby	$193,483,000	—	—	—

*	Less than 1%.

**	Assumes conversion of all of the holder’s notes into shares of our common stock, based upon the 10-day weighted average price as of June 17, 2005. The terms of the notes provide that we will not issue any shares of common stock upon conversion of the notes unless the 10-day weighted average price exceeds $23.89 per share. Under the terms of the notes, the actual number of shares of common stock that we will issue will be based upon the 10-day weighted average price during the period after the notes are tendered for conversion. Because the actual number of shares of common stock issuable upon conversion of the notes cannot be known until after the notes are tendered for conversion, it is not possible for us to determine at this time the number of shares of our common stock that we may issue upon such conversion. The conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result of such adjustment the number of shares of common stock issuable may increase or decrease in the future by an indeterminate number.

(1)	Calculated using 268,228,993 shares of our common stock outstanding as of June 17, 2005. In calculating the percentage of common stock outstanding for each selling security holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling security holder’s notes.

(2)	The selling security holder is a broker-dealer. To the extent a selling security holder is a broker-dealer, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.

(3)	The selling security holder is an “affiliate” of a broker-dealer. The selling security holder has represented to us that it purchased the securities offered hereby in the ordinary course of business, and at the time of the purchase of the securities being offered, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(4)	The unidentified selling security holders are either holders of the notes that exchanged the new 1.5% notes for the old 1.5% in the exchange offering completed by us in January 2005 or their transferees, pledgees, donees or successors. Information about these selling security holders will be set forth in one or more amendments to this registration statement. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

(5)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the natural persons who have voting and investment control over the securities offered.

(6)	Bradford Waitmore and Michael Bralov are the natural persons who have voting and investment control over the securities offered.
      We prepared this table based on the information supplied to us by the selling security holders named in the table.
      The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us.
      Because the selling security holders may offer all or some of the notes or the shares of common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling security holders upon the termination of any particular offering by a selling security holder. See “Plan of Distribution.”
PLAN OF DISTRIBUTION
      The selling security holders and their successors, may from time to time sell the notes and the common stock covered by this prospectus directly to purchasers or offer the notes and the common stock through broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agents’ commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, commissions or agents’ commissions as to any particular broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sale of the notes and the common stock may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market, or

•	through the writing of options.
      In connection with the sale of the notes or the common stock offered hereby or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or the common stock, as the case may be, in the course of the hedging positions they assume. The selling security holders may also sell the notes or the common stock short and deliver the notes or the common stock, as the case may be, to close out short positions or loan or pledge the notes or the common stock to broker-dealers that in turn may sell the notes or the common stock.
      The aggregate proceeds to the selling security holders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling security holder reserves the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.
      Our notes are traded on the PORTAL Market. Our common stock is listed for trading on the American Stock Exchange, the Warsaw Stock Exchange and the London Stock Exchange.
      In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.
      The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. To the extent any of the selling security holders are broker-dealers, they are deemed to be, under the interpretations of the SEC, “underwriters” within the meaning of the Securities Act. Each of the following selling security holders has represented to us that it is a broker-dealer: KBC Financial Products USA, Inc. and UBS Securities LLC. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. If any selling security holder is an “underwriter” within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.
      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling security holder may not sell any security described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.
      At the time of a particular offering of securities by a selling security holder, a supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

DESCRIPTION OF THE NOTES
      The notes were issued under an indenture between us and U.S. Bank National Association, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. The indenture is by its terms subject to and governed by the TIA. Copies of the indenture may be obtained from us upon request.
      The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes.
      Initially, the trustee will also act as paying agent, conversion agent, transfer agent, and bid solicitation agent for the notes.
      For purposes of this description of the notes, when we refer to “IVAX,” “we,” “our,” or “us” in this section, we refer only to IVAX Corporation and not to our subsidiaries.
General
      The notes:

•	bear interest at a per annum rate of 1.5%, payable semi-annually in arrears on March 1 and September 1 of each year;

•	accrue contingent interest, which may be payable as set forth below under “— Contingent Interest;”

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are senior unsecured obligations of IVAX and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness and junior to our existing and future secured indebtedness to the extent of the security therefor; as indebtedness of IVAX, the notes are effectively subordinated to all indebtedness and other existing and future liabilities of our subsidiaries;

•	are convertible into cash and, if applicable, shares of our common stock at a conversion rate of 41.85925 shares per $1,000 principal amount of the notes (which represents a conversion price of approximately $23.89 per share) under the conditions and subject to such adjustments as are described under “— Conversion Rights;” and “— Conversion Rate Adjustments;”

•	are redeemable by us for cash, at our option in whole or in part, beginning on March 1, 2011 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to, but not including, the redemption date as described under “— Optional Redemption by Us;”

•	are subject to repurchase by us at the option of the holders on each repurchase date or upon a Repurchase Event (as defined below) of IVAX as described under “— Repurchase of the Notes at the Option of Holders;” and

•	are due on March 1, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holders.
      The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect the holders in the event of a highly leveraged transaction or a change of control of IVAX, except to the limited extent described under “— Repurchase of the Notes at the Option of Holders Upon a Repurchase Event” below.
      The notes will be our senior unsecured obligations and will rank equally with all our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness and junior to our existing and future secured indebtedness to the extent of the security therefor. The notes will not be guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade payables. As of June 30, 2005, we had approximately $14.2 million of secured indebtedness and our subsidiaries had approximately $282.5 million of outstanding indebtedness and other obligations, (excluding intercompany liabilities and liabilities of the type not required to be reflected on a consolidated balance sheet in accordance with GAAP).
      No sinking fund is provided for the notes, and the notes are not subject to defeasance. The notes are issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.
      Holders may present definitive notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of U.S. Bank Trust National Association, an affiliate of the trustee. For information regarding registration of transfer and exchange of global notes, see “— Book-entry Delivery and Settlement.” No service charge is required for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange.
Interest
      The notes will bear interest at a rate of 1.5% per annum. We also will pay contingent interest on the notes in the circumstances described under “— Contingent Interest.” We will pay interest semi-annually on March 1 and September 1 of each year, to the holders of record at the close of business on the preceding February 15 and August 15, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted. See “— Conversion Rights.” If a holder of the notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders the notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of the notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to preceding clause (2), the holder will be required to pay interest that is not overdue).

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.
      Except as provided below, we will pay interest on:

•	the global note to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes; and

•	any definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those notes.

      At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth above. We will make payments of interest at maturity on global notes to DTC, in immediately available funds.
      Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Conversion Rights

General
      Holders may convert any outstanding notes into an amount of cash described below and, if applicable, shares of our common stock, subject to the conditions described below, at a conversion rate of 41.85925 shares per $1,000 principal amount (which represents a conversion price of approximately $23.89 per share). The conversion rate is subject to adjustment as described below. The amount of cash paid upon conversion of the notes will not exceed the aggregate principal amount of the notes issued. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the “10-day weighted average price” per share of our common stock described under “— Payment upon Conversion.” Holders may convert the notes only in denominations of $1,000 principal amount and integral multiples thereof.
      Holders may surrender the notes for conversion into cash and, if applicable, shares of our common stock prior to the stated maturity in the following circumstances:

•	during any fiscal quarter if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any Note Measurement Period in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.
      The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal United States national securities exchange on which our common stock is traded or, if our common stock is not traded on a United States national securities exchange, as reported by the Nasdaq National Market system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, our board of directors will make a good faith determination of the sale price, which shall be conclusive. If a holder exercises its right to require us to repurchase its notes as described under “— Repurchase of the Notes at the Option of Holders,” such holder may convert its notes into cash and, if applicable, shares of our common stock only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the repurchase date.
      The “market price” of a note on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of the notes obtained by the bid solicitation agent for $1,000,000 principal amount of the notes at approximately 4:00 p.m., New York City time, on such determination date from three securities dealers unaffiliated with us that we select, provided that, if at least three such bids cannot be reasonably obtained by the bid solicitation agent, but two bids are obtained, then the average of the two bids will be used, and if only one such bid can be reasonably obtained by the bid solicitation agent, this one bid will be used. If:

•	the bid solicitation agent, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the market price of the notes will equal (1) the then-applicable conversion rate of the notes multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date. The bid solicitation agent shall not be required to determine the market price of the notes unless requested in writing by us.
      The bid solicitation agent will initially be U.S. Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be us or any of our affiliates. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.
      On July 25, 2005, we entered into a definitive Agreement and Plan of Merger with TEVA under which we will be merged into a wholly-owned subsidiary of TEVA. If the transactions contemplated by the merger agreement are consummated then, upon the terms and subject to the conditions of the merger agreement, we will be acquired by TEVA, and the conversion feature of the notes will be impacted. See “Risk Factors — Risks Related to the Notes — We have agreed to be acquired by TEVA, and if TEVA acquires us the conversion feature of your notes will be impacted.”

Payment upon Conversion
      Holders who tender their notes for conversion will receive cash and, if applicable, shares of our common stock. The aggregate value (the “net share conversion value”) of the cash and, if applicable, shares of our common stock per $1,000 principal amount of the notes converted will be equal to the product of:

•	the conversion rate in effect at the time the notes are tendered for conversion; and

•	the average of the daily volume-weighted average price per share of our common stock for each of the 10 consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (the “10-day weighted average price”).
      Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time from, and including, the date the notes are tendered for conversion to, and including, the date that we deliver the consideration payable upon conversion.
      The “volume-weighted average price” per share of our common stock on a trading day is the volume-weighted average price per share of our common stock on the American Stock Exchange or, if our common stock is not listed on the American Stock Exchange, on the principal exchange or over-the-counter market on which our common stock is then listed or traded, in all cases, from 9:30 a.m. to 4:30 p.m., New York City time, on that trading day, as displayed by Bloomberg or such other comparable service that has replaced Bloomberg. If such volume weighted average price is not available, then our board of directors will in good faith determine the amount to be used as the volume-weighted average price.
      Except as described below under “— Conversion Rate Adjustments,” we will deliver the net share conversion value of the notes surrendered for conversion to converting holders as follows:

•	a cash amount (the “principal return”) equal to the lesser of:

•	the aggregate net share conversion value of the notes to be converted; and

•	the aggregate principal amount of the notes to be converted;

•	if the aggregate net share conversion value of the notes to be converted is greater than the principal return, an amount of whole shares (the “net shares”), determined as set forth below, equal to the aggregate net share conversion value less the principal return (the “net share amount”); and

•	a cash amount, based on the 10-day weighted average price per share of our common stock in lieu of any fractional shares of common stock.
      The number of net shares we will deliver upon conversion is equal to the net share amount divided by the 10-day weighted average price per share of our common stock.
      We will determine the net share conversion value, principal return, net share amount and number of net shares at the end of the 10 consecutive trading days immediately following the day the notes are tendered for conversion.
      Our ability to pay the principal return with respect to the notes submitted for conversion will be subject to our liquidity at the time, and may be limited by restrictions on our ability to obtain funds for such payment through dividends from our subsidiaries and the terms of our then existing borrowing agreements. If the notes become convertible, we cannot assure holders that we would have the financial resources, or will be able to arrange financing, to pay the principal return with respect to all notes that might be delivered by holders of the notes seeking to exercise their conversion rights and our failure to pay the principal return on those notes would constitute an event of default with respect to the notes which may in turn constitute a default under our other indebtedness. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.” Our failure to purchase the notes when required would results in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.

Conditions for Conversion
      The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will make a public announcement of that as soon as practicable after the occurrence of such circumstances, stating:

•	the event causing the notes to become convertible;

•	the period during which the notes will be convertible as a result of that event; and

•	the procedures holders must follow to convert their notes, including the name and address of the conversion agent.
      Holders may surrender their notes for conversion prior to maturity or earlier redemption or repurchase only in the following circumstances:

Conversion Upon Satisfaction of Common Stock Market Price Conditions
      A holder may surrender any of its notes for conversion during any fiscal quarter if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day.

Conversion Upon Satisfaction of the Note Market Price Conditions
      A holder may surrender any of its notes for conversion during any five consecutive trading day period immediately following any Note Measurement Period in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period.

Conversion Upon Notice of Redemption
      A holder may surrender for conversion any notes we call for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered a repurchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions
      Even if the market price contingencies described above under “— Conversion Upon Satisfaction of Common Stock Market Price Conditions” and “— Conversion Upon Satisfaction of the Note Market Price Conditions” have not occurred, if we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to purchase shares of common stock at less than the sale price on the trading day preceding the declaration date for such distribution of the rights or warrants other than pursuant to a shareholder rights plan, or

•	assets, cash, debt securities or certain rights to purchase our securities, which have a per share value as determined by our board of directors that exceeds 15% of the closing price of the common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.
      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender the notes for conversion at any time from and after the date that is 15 days prior to the date that was announced as the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert such note into the kind and amount of cash, securities or other property, which the holder would have received if the holder had converted its note immediately prior to the transaction, determined assuming that the holder would not have exercised any rights of election that the holder would have had as a holder of our common stock to elect a particular type of consideration. If the transaction also constitutes a “Repurchase Event,” as defined below, a holder can require us to purchase all or a portion of its notes as described under “Repurchase of the Notes at the Option of Holders — Repurchase of the Notes at the Option of Holders Upon a Repurchase Event” instead of converting such notes pursuant to this provision.

Conversion Procedures
      By delivering to the holder cash and, if applicable, the number of shares of our common stock issuable upon conversion, we will satisfy our obligation with respect to the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest or any contingent interest.
      If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of the notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of the notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to preceding clause (2), the holder will be required to pay interest that is not overdue).
      Holders of the notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock, if any, upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. We and each holder of a note also agree that delivery to the holder of the cash and the shares of common stock into which the note is convertible, if any, will be treated as a payment in an amount equal to the sum of the cash and the then fair market value of such shares, if any, on the note for purposes of the regulations governing contingent payment debt instruments. See “Material U.S. Federal Income Tax Consequences.”
      To convert interests in a global note, the holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note, the holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest, including contingent interest, on the note to be converted to which the holder is not entitled, as described in the second preceding paragraph and below in “— Contingent Interest;” and

•	pay all taxes or duties, if any, as described in the preceding paragraph.
      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares of our common stock will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of the notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the conversion is effective.
      If a holder exercises its right to require us to repurchase its notes as described under “— Repurchase of the Notes at the Option of Holders,” such holder may convert its notes as provided above only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the applicable repurchase date.
      If we:

•	reclassify our common stock into other another class of stock (other than changes resulting from a subdivision or a combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets, and the holders of all of our common stock receive cash, securities or other property (including cash or any combination thereof) with respect to or in exchange for all of their common stock, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property, which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction constitutes a “Repurchase Event,” as defined below, the holder can require us to repurchase all or a portion of its notes as described under “Repurchase of the Notes at the Option of Holders — Repurchase of the Notes at the Option of Holders Upon a Repurchase Event.”

Conversion Rate Adjustments
      We will adjust the conversion rate if any of the following events occur:
      (1) we issue common stock as a dividend or distribution on our common stock to all holders of our common stock;
      (2) we issue to all holders of our common stock rights or warrants to purchase our common stock or securities convertible into or exchangeable or exercisable for our common stock, which rights or warrants are exercisable for not more than 60 days, at less than the sale price of our common stock on the trading day immediately preceding the time of announcement of such issuance (other than pursuant to a shareholder rights plan);
      (3) we subdivide or combine our common stock;
      (4) we distribute to all holders of our common stock shares of our capital stock, evidences of our indebtedness or non-cash assets, including securities, but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	any dividends or distributions paid exclusively in cash;
      (5) we make distributions consisting exclusively of cash to all or substantially all holders of our common stock; and
      (6) we or one of our subsidiaries make a distribution of cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.
      If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal United States national securities exchange, the Nasdaq National Market system, or other market on which the securities are then listed or quoted.
      If an adjustment to the conversion rate is required pursuant to paragraph (5) above, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the 10-day average closing sale price per share of our common stock on the record date, and (2) the denominator of which shall be the same price per share on the record date less the amount of the distribution.
      To the extent that we have a shareholder rights plan in effect upon conversion of the notes into common stock, the holder will receive, in addition to the common stock, the rights under the shareholder rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions, and no adjustments to the conversion rate will be made, except in limited circumstances. The conversion rate will not be adjusted as a result of any distribution of separate certificates representing any rights under our existing or any future shareholder rights plan or the exercise of rights in accordance with such plan.
      We will not make any adjustment to the conversion rate if holders of the notes may participate in the transactions described above without conversion, or in certain other cases.

      To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.
      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.
Contingent Interest
      Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of the notes during any six-month period from March 1 to August 31 and from September 1 to February 28, commencing with the six-month period beginning on March 1, 2011, if the average market price of a note (as described under “— Conversion Rights — General”) for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the note.
      The amount of contingent interest payable per note for any relevant six-month period will equal 0.36% per annum of the average market price of such note for the five trading day period referred to above.
      We will pay contingent interest, if any, in the same manner as we will pay interest described above under “— Interest” and a holder’s obligations in respect of the payment of contingent interest in connection with the conversion of any notes will also be the same as described above under “— Interest.”
      Upon determination that holders of the notes will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will provide notice to the trustee setting forth the amount of contingent interest per $1,000 principal amount of the notes and disseminate a press release through a public medium that is customary for such press releases.
      Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to Treasury Regulations governing contingent payment debt instruments.
Payment at Maturity
      Each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000, and accrued and unpaid interest, including contingent interest, if any, at maturity.
Optional Redemption by Us
      Prior to March 1, 2011, the notes will not be redeemable at our option. Beginning on March 1, 2011, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the redemption date.
      We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of the notes. The notes or portions of the notes called for redemption are convertible by the holder until the close of business on the business day prior to the redemption date.
      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.
      If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of the notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting an note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts the notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem the notes on a date that is after a record date for the payment of interest on the notes of any holder, and such holder chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.
      We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may be surrendered to the trustee for cancellation. Any notes we repurchase may not be reissued or resold. Any notes surrendered to the trustee would promptly be canceled.
      In lieu of a redemption of the notes, we may arrange for the purchase of some or all of the notes called for redemption by one or more persons who shall pay to the paying agent to hold for the holders of those notes an amount that, together with any amounts deposited by us with the paying agent for the redemption of the notes, is not less than the redemption price.
Repurchase of the Notes at the Option Of Holders

Optional Put
      On each of March 1, 2011, March 1, 2014 and March 1, 2019, a holder may require us to repurchase any outstanding notes for which the holder has properly delivered and not validly withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to 100% of the principal amount of those notes plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the repurchase date. Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the repurchase date. We will pay the repurchase price for any notes submitted for repurchase by us in cash.
      We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below. The repurchase notice given by each holder electing to require us to repurchase the notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated, the certificate numbers of the holders’ notes to be delivered for repurchase;

•	the portion of the principal amount of the notes to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.
      If the notes are not in certificated form, a holder’s repurchase notice must comply with appropriate DTC procedures.

      A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

•	the holder’s name and an election to withdraw;

•	the principal amount of the notes being withdrawn, which must be in an integral multiple of $1,000;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.
      If the notes are not in certificated form, a holder’s repurchase notice must comply with appropriate DTC procedures.
      In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
      Our obligation to pay the purchase price for the notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with necessary endorsements.
      If the paying agent holds money sufficient to pay the purchase price of the notes for which a repurchase notice has been delivered on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest, including contingent interest, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes, together with any necessary endorsement, and the repurchased notes will be canceled.
      Our ability to repurchase the notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure holders that we would have the financial resources, or will be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of the notes seeking to exercise the repurchase right. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.
Repurchase of the Notes at the Option of Holders Upon a Repurchase Event
      In the event of a Repurchase Event (as defined below), each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including contingent interest, if any) to, but excluding, the repurchase date. We will be required to repurchase the notes no later than 30 days after notice of a Repurchase Event has been mailed as described below. We refer to this date as the “repurchase date.”
      Within 20 business days after the occurrence of a Repurchase Event, we must mail to the trustee and to all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the Repurchase Event, which notice must state, among other things:

•	the events causing a Repurchase Event;

•	the date of such Repurchase Event;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate, and any adjustments to the conversion rate that will result from the Repurchase Event;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise this right.
      To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the third business day immediately preceding the repurchase date. The repurchase notice must state:

•	if certificated, the certificate numbers of the notes to be delivered by the holder;

•	the portion of the principal amount of the notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the Repurchase Event provisions of the indenture.
      A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.
      The notice of withdrawal must state:

•	the holder’s name and an election to withdraw;

•	the principal amount of the notes being withdrawn, which must be in an integral multiple of $1,000;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.
      Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note, together with necessary endorsements.
      If the paying agent holds money sufficient to pay the repurchase price of a note on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note, together with necessary endorsements, and the repurchased notes will be canceled.
      A “Repurchase Event” shall be deemed to have occurred upon the occurrence of either a “change in control” or a “termination of trading.”

      A “change in control” will be deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own” immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction;

•	at any time the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the issue date of the notes constituted our board of directors; and

•	any new directors whose election by our board of directors or whose nomination for election by our shareholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved;

•	the sale, lease, transfer or other conveyance or disposition of all or substantially all of our assets or property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, including Rule 13d-5); or

•	we are liquidated or dissolved, or our shareholders approve any plan or proposal for our liquidation or dissolution.
      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

•	in the case of a merger or consolidation, at least 95% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange or on the Nasdaq National Market system (or which will be so traded when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible into such common stock and associated rights.
      A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.
      In connection with any repurchase offer due to a Repurchase Event, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
      The question whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and consequently, a Repurchase Event) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.
      Our ability to repurchase the notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure holders that we would have the financial resources, or will be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of the notes seeking to exercise the repurchase right. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.
      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.
      The repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. In addition, the repurchase feature of the notes may in certain circumstances impede or discourage a takeover of our company. We are not aware, however, of any specific current effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise.
Events of Default
      Each of the following constitutes an event of default with respect to the notes:

•	default in the payment when due of any principal of any of the notes whether at maturity, upon a Repurchase Event, upon redemption or exercise of a repurchase right;

•	default in the payment of any interest (including contingent interest, if any) or special interest when due under the notes, which default continues for 30 days after the date when due;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount at maturity of the notes and we fail to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	acceleration of any of our or our subsidiaries’ indebtedness for money borrowed in the aggregate principal amount then outstanding of $35,000,000 or more so that such indebtedness becomes due and payable prior to the date on which it would otherwise have become due and payable, and such acceleration is not rescinded within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or any or our “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X).
      If an event of default (other than in the case of certain events of bankruptcy or insolvency, as described below) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the outstanding principal amount of the notes plus any interest (including contingent interest) on the notes accrued and unpaid through the date of such declaration to be immediately due and payable in cash. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate outstanding principal amount of the notes may, under certain circumstances, rescind and annul such acceleration. In the case of certain events of bankruptcy or insolvency, the outstanding principal amount of the notes together with any accrued and unpaid cash interest (including contingent interest) through the occurrence of such event shall automatically become and be immediately due and payable.
      Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.
Mergers and Sales of Assets
      The indenture provides that we may not consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (1) either (a) in the case of a merger or consolidation, we are the surviving person or (b) the successor or transferee is a corporation or limited liability company organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all of our obligations under the notes and the indenture, and (2) immediately after such transaction, no default or event of default shall exist.
      This covenant includes a phrase relating to the sale, assignment, conveyance, transfer or lease of “the properties and assets of the Company substantially as an entirety.” There is no precise, established definition of this phrase under applicable law. Accordingly, there may be uncertainty as to whether a sale, assignment, conveyance, transfer or lease of less than all our properties and assets is subject to this covenant.
Modification and Waiver
      We and the trustee may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the written consent or the affirmative vote of the holder of each note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest, including contingent interest, if any, on or with respect to the notes;

•	reduce the principal amount of, repurchase price or redemption price of or interest on any note;

•	adversely affect the right of holders (1) to convert or (2) to require us to repurchase any of the notes;

•	alter the manner of calculation or rate of accrual of interest (including contingent interest) or special interest, redemption price or repurchase price on any note or extend the time or payment of any such amount;

•	impair the right to institute suit for the enforcement of any repurchase of, payment on or with respect to, or conversion of any note, including any payment on or after the stated maturity of the notes, in the case of redemption, on or after the redemption date or, in the case of repurchase at the option of any holder, on or after the repurchase date;

•	modify the optional redemption provisions in a manner that adversely affects the holders;

•	change the place of payment or the coin or currency in which the principal of or any premium or interest with respect to the notes is payable;

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

•	modify any of the above provisions.
      We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of all or any of the notes or to surrender any right or power conferred upon us by the indenture;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which, in each case, will not adversely affect the interests of the holders of the notes in any material respect;

•	add any additional events of default with respect to all or any of the notes;

•	secure the notes;

•	increase the conversion rate or reduce the conversion price, provided that the increase or reduction, as the case may be, is in accordance with the terms of the indenture and will not adversely affect the interests of the holders of the notes;

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not adversely affect the interests of the holder of the notes in any material respect; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of the notes.
      The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all of the notes, waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture and waive any past default and its consequences under the indenture, except a default (1) in the payment of the principal of or any installment of interest (including contingent interest) on or with respect to the notes or the payment of the redemption price or repurchase price or (2) in respect of a covenant or provision that cannot be modified without the consent of the holder of each note affected thereby.
Registration Rights
      We have agreed to use our reasonable best efforts to cause a registration statement relating to the resale of the notes and any shares of our common stock issuable upon conversion thereof to become effective under the Securities Act by August 22, 2005. Under no circumstances, however, will we be obligated to pay liquidated damages or other penalties because of our failure to do so and our failure to do so will not constitute an event of default under the indenture relating to the notes.

Calculations in Respect of the Notes
      We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of the notes and our common stock, and amounts of contingent interest payments, if any, on the notes, and the projected payment schedule. See “Material U.S. Federal Income Tax Consequences.” We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of the notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.
The Trustee, Paying Agent, Transfer Agent and Bid Solicitation Agent
      U.S. Bank National Association is the trustee under the indenture. The trustee and its affiliates also perform and may in the future perform certain banking and other services for us in the ordinary course of their business. The trustee will be the paying agent, conversion agent, transfer agent and bid solicitation agent for the notes.
Form, Denomination and Registration of the Notes
      The notes will be issued in registered form, without interest coupons, in denominations of $1,000 and multiples thereof, in the form of one or more global securities. In certain limited circumstances, we may issue the notes in certificated form, as further provided below. See “— Book-entry Delivery and Settlement” for more information.
      No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.
Book-entry Delivery and Settlement
      We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.
      DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

      We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither of IVAX nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.
      We expect that under procedures established by DTC the transfer of ownership in the global note will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.
      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in the notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of the notes under the indenture or the global notes.
      The notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global security, or at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing under the indenture and, in each case, the registrar has received a request from DTC or the holder of the global security for the issuance of certificated securities in exchange for the global security.
      Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names that DTC will provide in instructions to the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interest in that global security.
      Neither IVAX nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.
      DTC has advised us that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more participants to whose account the DTC interests in a global security is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

      Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global notes as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.
      Payments on the notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
In General
      The following discussion summarizes the material United States federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions all as in effect as of the date of this prospectus and, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring, holding or disposing of the notes or common stock.
      This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the United States dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding the notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell the notes or common stock under the constructive sale provisions of the Code). The discussion also does not discuss any aspect of state, local or foreign law, or United States federal estate and gift tax law. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for United States federal income tax purposes.
      At this time it is not possible for us to determine what, if any, federal income tax consequences to holders of the notes may arise from our proposed merger with TEVA. Accordingly, this section does not address the tax consequences that may result to holders of the notes if we consummate our merger with TEVA. We caution you that if we consummate our proposed merger with TEVA, the tax consequences to holders of the notes or any securities issuable upon conversion of the notes could be materially different than those described herein.
      THIS DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.
Classification of the Notes
      As stated below, we assume that the notes will be treated for United States federal income tax purposes as indebtedness that is subject to the special Treasury Regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes for United States federal income tax purposes as indebtedness that is subject to the CPDI regulations. Pursuant to the terms of the indenture, we and every holder agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the CPDI regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for

United States federal income tax purposes. The IRS has issued both Revenue Ruling 2002-31 and Notice 2002-36, addressing the United States federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain.
      In addition, as indicated above, no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below. A different treatment of the notes for United States federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from that which is described below. Accordingly, all prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock as to their particular situations.
      The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the CPDI regulations as described below.
Tax Consequences to U.S. Holders
      The following discussion is limited to the United States federal income tax consequences relevant to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of a note or common stock that for United States federal income tax purposes is (i) an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation or any other entity treated as a corporation for United States federal income tax purposes or a partnership or other entity treated as a partnership for United States federal income tax purposes, created or organized in the United States or under the law of the United States or any state thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
      If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for United States tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Accrual of Interest on the Notes (Interest Income)
      Pursuant to the CPDI regulations, you will be required to accrue interest income on the notes at the “comparable yield,” as described below, regardless of your usual method of tax accounting. Accordingly, you will be required to include interest in taxable income each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year. Additionally, as discussed below, the CPDI regulations generally result in ordinary income rather than capital gain treatment of any gain, and to some extent loss, on the sale, exchange, conversion, or redemption of the notes.

      The CPDI regulations provide that you must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period before and including the maturity date of the notes equal to:

•	the product of (x) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (y) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.
      A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any original issue discount previously accrued (determined without regard to any adjustments to original issue discount accruals described below) with respect to the notes, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the notes.
      The “comparable yield” on the notes is the annual yield we would pay, as of the initial issue date, on a fixed-rate, non-convertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined the comparable yield for the notes is 7.0%, compounded semi-annually, which is higher than the stated rate of interest on the notes. The precise manner of calculating the comparable yield is not absolutely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule (as defined below) could differ materially from the projected payment schedule provided by us.
      The CPDI regulations require that we provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as the projected payment schedule, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes an estimate for payments of contingent interest and a payment at maturity taking into account the conversion feature. The comparable yield will be set forth in the indenture governing the notes. Holders that wish to obtain the projected payment schedule may do so by contacting IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137 Attention: Treasurer.
      For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your interest accruals, and the adjustments thereto described below, in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or schedule of projected payments, you must also establish that our comparable yield or schedule of projected payments is unreasonable.
      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of your original issue discount and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.
      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes
      If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under the CPDI regulations equal to the amount of that excess. A “net positive adjustment” will be treated as additional original issue discount for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including any common stock or cash received on conversion of the notes) received in that year.
      If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the CPDI regulations equal to the amount of that deficit. This adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued on the notes for that taxable year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in that taxable year will be treated as ordinary loss to the extent of your prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

Additional Amounts
      We may be required to pay additional amounts to holders of the notes in certain circumstances, as described under “Description of the Notes — Registration Rights.” We intend to take the position that the likelihood of paying such additional amounts is remote (and, accordingly, such amounts are not reflected in the projected payment schedule discussed above) and that such additional amounts, if paid, would result in a positive adjustment under the CPDI regulations. Our position that the possibility of a payment of such additional amounts is a remote contingency is binding on you unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the notes. The IRS may take a different position, however, which could affect the timing of both your income from the notes and our deduction with respect to the payment of such additional amounts.

Dividends
      If you convert your note into our common stock, then distributions, if any, paid on our common stock to the extent made from our current and/or accumulated earnings and profits, as determined under United States federal income tax principles, will be included in your income as ordinary income as they are paid (subject to a possible dividends received deduction in the case of corporate holders and a tax rate of 15% for individuals through 2008). Distributions in excess of our current and accumulated earnings and profits will be treated as a return on capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock.

Sale, Exchange, Conversion, Repurchase or Redemption of the Notes
      Upon the sale, exchange, conversion, repurchase or redemption of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note.
      Pursuant to the terms of the notes, you agree that under the CPDI regulations, the fair market value of our common stock and the amount of cash that you receive on the conversion of a note will be treated as a contingent payment. Any gain realized on the conversion of a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as a capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.
      Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above) you previously accrued on the note, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the note.
      Your tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends on the Notes
      The conversion rate of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations promulgated thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion rate increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. If such adjustments are made, you may recognize income in the event of a constructive distribution even though you may not receive any cash or property. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.
      Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be deemed to result in a constructive dividend.

Sale, Exchange or Redemption of Common Stock
      If you convert your notes into our common stock, then upon the sale, exchange, or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the common stock for more than 12 months. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “— Sale, Exchange, Conversion, Repurchase or Redemption of the Notes.” The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding
      You may be subject to “backup withholding” (currently at a rate of 28%) with respect to certain “reportable payments,” including interest payments (including original issue discount), dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if you, among other things, (i) fail to furnish us or our paying agent a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fail to report properly interest or dividends, (iii) under certain circumstances, fail to provide us or our paying agent a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that you are not subject to backup withholding or (iv) if the IRS provides us or our paying agent notification that you have furnished us with an incorrect TIN. Any amount withheld from a payment to you under the backup withholding rules is creditable against your federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided such holder properly establishes its exemption from backup withholding.
      We will report to you and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Tax Consequences to Non-U.S. Holders
      The following discussion is limited to the United States federal income tax consequences relevant to Non-U.S. Holders. As used herein, the term “Non-U.S. Holder” means any beneficial owner of a note or common stock other than a U.S. Holder.

Interest
      You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you of contingent interest, (ii) any payment to you on the notes of stated interest and (iii) the amount of any cash and the fair market value of shares of common stock delivered to you by us upon the conversion, redemption or retirement of a note, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•	to the extent that the payments reflect “contingent interest” described in Section 871(h)(4)(A)(i) of the Code, our notes are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of the applicable Treasury Regulations.
      Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-U.S. Holders. If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.
      If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sales, Exchange or Redemption of Notes or Common Stock
      Except as described below and subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange, redemption or other taxable disposition of a note will generally be treated as interest income under the rules described above under “— Tax Consequences to U.S. Holders” and would generally be taxable as described above under “— Interest,” and any gain realized by you on the sale, exchange, redemption or other taxable disposition of our common stock generally will not be subject to United States federal income tax, unless (i) such gain is effectively connected with your conduct of a United States trade or business, (ii) subject to certain exceptions, you are an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) you are subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (iv) we are or have been a United States real property holding corporation within the meaning of Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Dividends
      In general, dividends, if any, paid to you or deemed paid to you (see “— Tax Consequences to U.S. Holders — Constructive Dividends on the Notes”) will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with a United States trade or business are generally subject to United States federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if you file the appropriate form with the payor, as discussed above. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. If you wish to claim the benefit of an applicable treaty rate you will be required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income treaty, you may obtain a refund of amounts withheld at a higher rate by timely filing an appropriate claim for a refund with the IRS.

Information Reporting and Backup Withholding
      Generally, we must report annually to the IRS and to you any interest (including original issue discount) or dividend that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Under certain circumstances, we will have to report to the IRS payments of principal.
      Generally, information reporting and backup withholding of United States federal income tax (currently at a rate of 28%) may apply to payments made by us or any agent of ours to you if you fail to make the appropriate certification that you are a Non-United States person or if we or our paying agent has actual knowledge that you are a United States person.
      The payment of the proceeds from the disposition of the notes or common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless you certify as to your Non-U.S. Holder status under penalty of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-United States office of a non-United States broker that is not a United States related person will generally not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in United States Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.
      Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.
LEGAL MATTERS
      Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, is counsel to IVAX Corporation in connection with this offering.
EXPERTS
      The consolidated financial statements of IVAX Corporation appearing in IVAX Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004 including the schedule appearing therein, and IVAX Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein (which did not include an evaluation of the internal control over financial reporting of Kutnowskie Zaklady Farmaceutyczne “POLFA” SA, Corporacion Medco S.A.C., and Botica Torres de Limatambo S.A.C), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Kutnowskie Zaklady Farmaceutyczne “POLFA” SA, Corporacion Medco S.A.C., and Botica Torres de Limatambo S.A.C. from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We are “incorporating by reference” into this prospectus information we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC from the date of this prospectus through the closing of the offering contemplated hereby under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our annual report on Form 10-K for the year ended December 31, 2004 filed on March 16, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed on August 5, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed on May 5, 2005;

•	Our current report on Form 8-K dated July 25, 2005 filed on July 29, 2005;

•	Our current report on Form 8-K dated May 9, 2005 filed on May 9, 2005;

•	Our current report on Form 8-K dated April 29, 2005 filed on May 3, 2005;

•	Our current report on Form 8-K dated April 13, 2005 filed on April 15, 2005;

•	Our current report on Form 8-K dated March 23, 2005 filed on March 29, 2005;

•	Our current report on Form 8-K dated March 9, 2005 filed on March 11, 2005;

•	Our current report on Form 8-K dated February 23, 2005 filed on February 24, 2005;

•	Our current report on Form 8-K dated February 15, 2005 filed on February 17, 2005;

•	Our current report on Form 8-K dated February 16, 2005 filed on February 16, 2005;

•	Our current report on Form 8-K dated February 7, 2005 filed on February 8, 2005;

•	The portions of our proxy statement on Schedule 14A filed on June 20, 2005 that are deemed “filed” with the SEC under the Exchange Act;

•	The description of our common stock contained in our registration statement on Form 8-B filed on July 28, 1993 and any amendment or report filed for the purpose of updating such description; and

•	The description of our common stock purchase rights contained in our current report on Form 8-K filed on December 31, 1997.
      You may request a copy of these filings by writing or telephoning us at the following address and telephone number:
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
Attention: Corporate Secretary
(305) 575-6000
      Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.
      Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
      The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by IVAX Corporation (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$22,772.95
Legal Fees and Expenses	$50,000.00
Accounting Fees and Expenses	$35,000.00
Miscellaneous Expenses	$10,000.00

TOTAL FEES AND EXPENSES	$117,772.95

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Section 607.0831 of the Florida Business Corporation Act (the “FBCA”) provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.
      Section 607.0850 of the FBCA provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.
      Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.
      The Registrant’s bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.
      The Registrant has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual’s involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer’s or director’s right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.
      The Registrant’s directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 16. EXHIBITS
      The following exhibits either are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

4.1	Rights Agreement, dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C., with respect to the IVAX Corporation Shareholder Rights Plan (1)
4.2	Indenture, dated as of February 23, 2005, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $399,000,000 1.5% Convertible Senior Notes due 2024 (2)
4.3	Form of 1.5% Convertible Senior Notes due 2024**
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.**
12	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)**
23.2	Consent of Ernst & Young LLP*
24	Power of Attorney (included with signature pages to this Registration Statement)**
25	Form T-1: Statement of Eligibility of U.S. Bank Trust National Association to act as trustee under the Indenture (3)

*	Filed herewith.

**	Previously filed.

(1)	Incorporated by reference to our Form 8-K dated December 19, 1997.

(2)	Incorporated by reference to our Form 8-K filed on February 24, 2005.

(3)	Incorporated by reference to Exhibit T3G to our Form T-3 filed on February 22, 2005.

ITEM 17. UNDERTAKINGS
      The undersigned registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
      Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the 9th day of August, 2005.

IVAX CORPORATION

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D.,
Chairman of the Board and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Phillip Frost, M.D. Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 9, 2005

* Neil Flanzraich	Vice-Chairman and President	August 9, 2005

/s/ Thomas E. Beier Thomas E. Beier	Chief Financial Officer (Principal Financial Officer)	August 9, 2005

/s/ Thomas E. McClary Thomas E. McClary	Chief Accounting Officer (Principal Accounting Officer)	August 9, 2005

* Betty G. Amos	Director	August 9, 2005

* Mark Andrews	Director	August 9, 2005

* Jack Fishman, Ph.D.	Director	August 9, 2005

* Jane Hsiao, Ph.D.	Director and Vice-Chairman Technical and Regulatory Affairs	August 9, 2005

* Richard M. Krasno, Ph.D.	Director	August 9, 2005

SIGNATURE		TITLE	DATE

* David A. Lieberman		Director	August 9, 2005

* Richard C. Pfenniger, Jr.		Director	August 9, 2005

Bertram Pitt, M.D.		Director	August , 2005

* Zachariah P. Zachariah, M.D.		Director	August 9, 2005

* By:	/s/ Thomas E. Beier Attorney-in-fact

INDEX TO EXHIBITS

Exhibits	Description

12	Computation of Ratio of Earnings to Fixed Charges
23.2	Consent of Ernst & Young LLP